October 11, 2022

Jason Drory

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Curative Biotechnology, Inc.
Registration Statement on Form S-1
File No. 333-264339

Dear Mr. Drory:

We have been advised by you telephonically that there are no additional comments to the to the above references Registration Statement on Form S-1. Please be advised that Curative Biotechnology, Inc. hereby requests that the above referenced registration statement be declared effective at 9:00 a.m. Eastern Time, on Thursday, October 13, 2022 or as soon as practicable thereafter.

We hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard Garr

Richard Garr
Chief Executive Officer